Exhibit 99.5

FF304 Page 1 of 7 v 1.2.4 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holdings Inc. Date Submitted: 12 June 2023 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 11) Yes Stock code (if listed) 02423 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 08 June 2023 3,630,532,591 1). Repurchase of shares (or other securities) but not cancelled Date of changes 09 March 2023 264,705% % 2). Repurchase of shares (or other securities) but not cancelled Date of changes 10 March 2023 37,272% % 3). Repurchase of shares (or other securities) but not cancelled Date of changes 13 March 2023 26,043% % 4). Repurchase of shares (or other securities) but not cancelled Date of changes 15 March 2023 120,573% %

FF304 Page 2 of 7 v 1.2.4 5). Repurchase of shares (or other securities) but not cancelled Date of changes 23 March 2023 796,242% % 6). Repurchase of shares (or other securities) but not cancelled Date of changes 24 March 2023 808,527% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 27 March 2023 848,235% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 28 March 2023 836,208% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 29 March 2023 830,037% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 30 March 2023 801,447% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 31 March 2023 788,355% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 09 May 2023 264,705% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 10 May 2023 262,929% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 11 May 2023 264,705% % 15). Repurchase of shares (or other securities) but not cancelled 264,705% %

FF304 Page 3 of 7 v 1.2.4 Date of changes 12 May 2023 16). Repurchase of shares (or other securities) but not cancelled Date of changes 15 May 2023 183,687% % 17). Repurchase of shares (or other securities) but not cancelled Date of changes 16 May 2023 264,705% % 18). Repurchase of shares (or other securities) but not cancelled Date of changes 17 May 2023 264,705% % 19). Repurchase of shares (or other securities) but not cancelled Date of changes 18 May 2023 264,705% % 20). Repurchase of shares (or other securities) but not cancelled Date of changes 19 May 2023 300,000% % 21). Repurchase of shares (or other securities) but not cancelled Date of changes 22 May 2023 3,867,855% % 22). Repurchase of shares (or other securities) but not cancelled Date of changes 23 May 2023 3,844,785% % 23). Repurchase of shares (or other securities) but not cancelled Date of changes 24 May 2023 3,887,064% % 24). Repurchase of shares (or other securities) but not cancelled Date of changes 25 May 2023 3,900,459% % 25). Repurchase of shares (or other securities) but not cancelled Date of changes 26 May 2023 3,883,554% %

FF304 Page 4 of 7 v 1.2.4 26). Repurchase of shares (or other securities) but not cancelled Date of changes 30 May 2023 5,961,741% % 27). Repurchase of shares (or other securities) but not cancelled Date of changes 31 May 2023 5,961,741% % 28). Repurchase of shares (or other securities) but not cancelled Date of changes 01 June 2023 5,961,741% % 29). Repurchase of shares (or other securities) but not cancelled Date of changes 02 June 2023 934,602% % 30). Repurchase of shares (or other securities) but not cancelled Date of changes 05 June 2023 1,124,262% % 31). Repurchase of shares (or other securities) but not cancelled Date of changes 06 June 2023 1,101,453% % 32). Repurchase of shares (or other securities) but not cancelled Date of changes 07 June 2023 532,950% % 33). Repurchase of shares (or other securities) but not cancelled Date of changes 08 June 2023 522,807% % 34). Repurchase of shares (or other securities) but not cancelled Date of changes 09 June 2023 539,511 0.014% % Closing balance as at (Note 8) 09 June 2023 3,630,532,591

FF304 Page 5 of 7 v 1.2.4 N/A Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF304 Page 6 of 7 v 1.2.4 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 7 of 7 v 1.2.4 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note) Yes Stock code (if listed) 02423 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 09 June 2023 539,511 On another stock exchange New York Stock Exchange USD 5.63 USD 5.48 USD 2,990,653 Total number of securities purchased 539,511 Total paid $ USD 2,990,653 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue % We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Listing Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 30 June 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange. Remarks: B1) Number of such securities purchased on the above said exchange since the ordinary resolution passed at the annual general meeting held on August 12, 2022 is 93,083,001. B2) % of number of shares in issue at time the ordinary resolution passed acquired on the above said exchange since date of resolution is 2.454%. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)